July 20, 2006

Mail Stop 4561

Mr. Harry J. White, Jr.
Chief Financial Officer
Silverleaf Resorts, Inc.
1221 River Bend Drive, Suite 120
Dallas, TX 75247

Re: Silverleaf Resorts, Inc.
Form 10-K for the year ended December 31, 2005
Filed March 17, 2006
File No. 1-13003

Dear Mr. White:

      We have completed our review of your Form 10-K and do not, at this time, have any further comments.

      Sincerely,

      Daniel L. Gordon
      Branch Chief